Exhibit 99(a)(5)(c)

For Immediate Release

Contact:	Craig Tooman EVP, Finance and Chief Financial Officer 908-541-8777

ENZON PHARMACEUTICALS EXTENDS TENDER OFFER FOR A PORTION OF ITS DEBT

BRIDGEWATER, NJ – January 8, 2009 – Enzon Pharmaceuticals, Inc. (Nasdaq: ENZN) ("Enzon") today announced that it has extended its "Modified Dutch Auction" tender offer for a portion of its 4% Convertible Senior Notes due 2013 (the "Notes").

The tender offer is now scheduled to expire at 5:00 pm, Eastern time, on Wednesday, January 21, 2009, unless Enzon further extends the tender offer. Tendered Notes may be withdrawn at any time on or prior to the expiration date of the tender offer.

As of today, there is $270.5 million aggregate principal amount of Notes outstanding of which $2,950,000 aggregate principal amount has been tendered and not withdrawn. Enzon expects to fund the purchase of Notes tendered with available cash on hand.

This announcement is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any Notes. The tender offer is being made solely by and subject to the terms and conditions set forth in an amended Schedule TO (including the amended offer to purchase and related letter of transmittal) that is being filed by Enzon today with the Securities and Exchange Commission. The Schedule TO contains important information and should be read carefully before any decision is made with respect to the tender offer. The offer to purchase and letter of transmittal are being delivered to holders of the Notes. Once the Schedule TO and other documents are filed with the SEC, they will be available free of charge on the SEC’s website at www.sec.gov.

Enzon has retained Goldman, Sachs & Co. to serve as the dealer manager for the tender offer. Questions regarding the Offer may be directed to Goldman, Sachs & Co. at (800) 828-3182 or (212) 357-4692. Requests for documents, free of charge, in connection with the Offer may be directed to Global Bondholder Services Corp., the information agent for the Offer, at (866) 795-2200 (toll free) or, for banks and brokers, (212) 430-3774.

About Enzon

Enzon Pharmaceuticals, Inc. is a biopharmaceutical company dedicated to the development, manufacturing, and commercialization of important medicines for patients with cancer and other life-threatening conditions. Enzon has a portfolio of four marketed products, Oncaspar®, DepoCyt®, Abelcet® and Adagen®. The Company’s drug development programs utilize several cutting-edge approaches, including its industry-leading PEGylation technology platform used to create product candidates with benefits such as reduced dosing frequency and less toxicity. Enzon’s PEGylation technology was used to develop two of its products, Oncaspar and Adagen, and has created a royalty revenue stream from licensing partnerships for other products developed using the technology. Enzon also engages in contract manufacturing for several pharmaceutical companies to broaden the Company’s revenue base. Further information about Enzon and this press release can be found on the Company’s web site at www.enzon.com.

Forward Looking Statements

There are forward-looking statements contained herein, which can be identified by the use of forward-looking terminology such as the words "believes," "expects," "may," "will," "should," "potential," "anticipates," "plans," or "intends" and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from the future results, events or developments indicated in such forward-looking statements. Such factors include, but are not limited to the timing, success and cost of clinical studies; the ability to obtain regulatory approval of products, market acceptance of, and continuing demand for, Enzon’s products and the impact of competitive products and pricing. A more detailed discussion of these and other factors that could affect results is contained in our filings with the U.S. Securities and Exchange Commission, including our annual report on Form 10-K for the period ended December 31, 2007. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. No assurance can be given that the future results covered by the forward-looking statements will be achieved. All information in this press release is as of the date of this press release and Enzon does not intend to update this information.